UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: December 20, 2018

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    ☒                    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐                     No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐                     No    ☒

HSH Nordbank AG Bank Facility Agreement

Red Rose Shipping Corp., a wholly owned subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), is party to a facility agreement dated May 23, 2017 with HSH Nordbank AG for an amount up to $15,300,000 relating to the financing of the Navios Bonheur (the “HSH Facility”). The facility bears interest at a rate of LIBOR plus 300 basis points. The HSH Facility is repayable in 17 quarterly installments of $283,500 followed by a final balloon installment of $8,797,500. To date, the amount of $15,300,000 has been drawn under the HSH Facility.

Navios Holdings is a guarantor of the obligations under the HSH Facility. Among other events, it will be an event of default under the HSH Facility if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

The foregoing description is subject in all respects to the actual terms of the HSH Facility. A copy of the HSH Agreement is furnished as Exhibit 10.1 to this Report and is incorporated herein by reference.

Credit Agricole Bank Facility Agreement

Aramis Navigation Inc., Iris Shipping Corporation and Jasmine Shipping Corporation, each a wholly owned subsidiary of Navios Holdings, are party to a facility agreement dated February 14, 2018 with Crédit Agricole Corporate And Investment Bank for an amount up to $28,745,000 in three advances (“Advance A”, “Advance B” and “Advance C”, respectively) relating to the repayment of loans (the CA Facility”). Advance A is in the amount of $15,245,000 and is repayable in 7 semi-annual installments of $1,205,000 followed by a final balloon installment of $6,810,000. Advance B is in the amount of $6,750,000 and is repayable in semi-annual installments of $562,500 followed by a final balloon installment of $2,812,500. Advance C is in the amount of $6,750,000 and is repayable in semi-annual installments of $562,500 followed by a final balloon installment of $2,812,500. The CA Facility The facility bears interest at a rate of LIBOR plus 280 basis points. To date, the amount of $28,745,000 has been drawn under the CA Facility.

Navios Holdings is a guarantor of the obligations under the CA Facility. Among other events, it will be an event of default under the CA Facility if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

The foregoing description is subject in all respects to the actual terms of the CA Facility. A copy of the CA Facility is furnished as Exhibit 10.2 to this Report and is incorporated herein by reference.

Supplemental Indentures

On March 12, 2018, Navios Holdings and Navios Maritime Finance II (US) Inc., its wholly owned subsidiary (“Navios Finance” and, together with Navios Holdings, the “Co-Issuers”), entered into a First Supplemental Indenture in order to add Asteroid Shipping S.A., Cloud Atlas Marine S.A., Heodor Shipping Inc. and Navios Containers Management Inc. as guarantors to the indenture, dated November 21, 2017, governing the Co-Issuers’ 11.25% Senior Secured Notes due 2022 (the “11.25% Notes Indenture”). A copy of the First Supplemental Indenture is furnished as Exhibit 10.3 to this Report and is incorporated herein by reference.

On October 31, 2018, the Co-Issuers, entered into a Second Supplemental Indenture in order to add Pacifico Navigation Corp, as a guarantor to the 11.25% Notes Indenture. A copy of the Second Supplemental Indenture is furnished as Exhibit 10.4 to this Report and is incorporated herein by reference.

On March 17, 2017, the Co-Issuers, entered into a Fifth Supplemental Indenture in order to add Motiva Trading Ltd, as a guarantor to the indenture, dated November 29, 2013, governing the Co-Issuers’ 7.375% First Priority Ship Mortgage Notes due 2022 (the “7.375% Notes Indenture”). A copy of the Fifth Supplemental Indenture is furnished as Exhibit 10.5 to this Report and is incorporated herein by reference.

On March 12, 2018, the Co-Issuers, entered into a Sixth Supplemental Indenture in order to add Alpha Merit Corporation, Asteroid Shipping S.A., Cloud Atlas Marine S.A., Heodor Shipping Inc., Navios Containers Management Inc. and Thalassa Marine S.A. as guarantors to the 7.375% Notes Indenture. A copy of the Sixth Supplemental Indenture is furnished as Exhibit 10.6 to this Report and is incorporated herein by reference.

On October 31, 2018, the Co-Issuers, entered into a Seventh Supplemental Indenture in order to add Pacifico Navigation Corp as a guarantor to the 7.375% Notes Indenture. A copy of the Seventh Supplemental Indenture is furnished as Exhibit 10.7 to this Report and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou

Chief Executive Officer

Date: December 20, 2018

EXHIBIT INDEX

Exhibit No.	Exhibit

10.1	Facility Agreement dated May 23, 2017 for a loan facility of up to $15.3 million, between Red Rose Shipping Corp. and HSH Nordbank AG.

10.2	Facility Agreement dated February 14, 2018 for a loan facility of up to $28.745 million, between Aramis Navigation Inc., Iris Shipping Corporation, Jasmine Shipping Corporation and Crédit Agricole Corporate And Investment Bank.

10.3	First Supplemental Indenture relating to the 11.25% Senior Secured Notes due 2022, dated as of March 12, 2018.

10.4	Second Supplemental Indenture relating to the 11.25% Senior Secured Notes due 2022, dated as of October 31, 2018.

10.5	Fifth Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of March 17, 2017.

10.6	Sixth Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of March 12, 2018.

10.7	Seventh Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of October 31, 2018.